UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 25)*

STEIN MART, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

858375-10-8

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 858375-10-8	Page 2 of 5
No.

1	NAME OF REPORTING PERSONS Jay Stein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,306,322[1]
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER 6,306,322[1]
	8	SHARED DISPOSITIVE POWER 9,000,000[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,306,322[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 32%[2]
12	TYPE OF REPORTING PERSON* IN

FOOTNOTES

1.	The Reporting Person’s shares of Issuer consist of:

(i)        2,468,826 shares owned by Stein Ventures Limited Partnership, the general partner of which is Cary Ventures, Inc.;

(ii)      133,709 shares owned by Cary Ventures, Inc., a corporation wholly-owned by the Reporting Person;

(iii)     674,799 shares owned by the Reporting Person individually;

(iv)     9,000,000 shares owned by grantor retained annuity trusts (the “GRATs”), which are administered by four (4) trustees, including the Reporting Person, who is also the grantor, and three (3) independent trustees. A majority of the three (3) independent trustees has the power to vote, or direct the voting of, the shares held by the GRATs. A majority of all four (4) trustees has the power to dispose of, or direct the disposition of, the shares held by the GRATs and, additionally, the Reporting Person, as grantor, may exercise a power of substitution and reacquire the shares from the GRATs by substitution of other property of an equivalent value; and

(v) 3,028,988 shares owned by trusts for the benefit of the Reporting Person’s family members and over which the Reporting Person has sole voting and dispositive power as trustee.

2.

This percentage is calculated based on 47,846,438 shares of the Issuer’s common stock outstanding as of November 30, 2018 disclosed by the Issuer in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended November 3, 2018, filed with the Securities and Exchange Commission on December 4, 2018.

Item 1.

(a)      Name of Issuer:

Stein Mart, Inc.

(b)      Address of Issuer’s Principal Executive Offices

1200 River Place Boulevard

Jacksonville, FL 32207

Item 2.

(a)      Name of Person Filing:

Jay Stein

(b)      Address of Principal Business Office or, if none, Residence:

1200 River Place Boulevard

Jacksonville, FL 32207

(c)      Citizenship:

United States

(d)      Title of Class of Securities:

Common Stock, $0.01 par value

(e)      CUSIP Number:

858375-10-8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15. U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned: 15,306,322 shares[1]

(b)	Percent of class: 32%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 6,306,322 shares[1]

(ii)	Shared power to vote or to direct the vote: Inapplicable

(iii)	Sole power to dispose or to direct the disposition of: 6,306,322 shares[1]

(iv)	Shared power to dispose or to direct the disposition of: 9,000,000 shares[1]

1.	Shares consist of:

●	2,468,826 shares owned by Stein Ventures Limited Partnership, the general partner of which is Cary Ventures, Inc.;

●	133,709 shares owned by Cary Ventures, Inc., a corporation wholly-owned by Jay Stein;

●	674,799 shares owned by Jay Stein individually;

●

9,000,000 shares owned by grantor retained annuity trusts (the “GRATs”), which are administered by four (4) trustees, including the Reporting Person, who is also the grantor, and three (3) independent trustees. A majority of the three (3) independent trustees has the power to vote, or direct the voting of, the shares held by the GRATs. A majority of all four (4) trustees has the power to dispose of, or direct the disposition of, the shares held by the GRATs and, additionally, the Reporting Person, as grantor, may exercise a power of substitution and reacquire the shares from the GRATs by substitution of other property of an equivalent value; and

●	3,028,988 shares owned by trusts for the benefit of Mr. Stein’s family members and over which Mr. Stein has sole voting and dispositive power as trustee.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐

Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Inapplicable

Item 8.	Identification and Classification of Members of the Group

Inapplicable

Item 9.	Notice of Dissolution of Group

Inapplicable

Item 10.	Certification

Inapplicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2019

By:	/S/ JAY STEIN
Name: Jay Stein

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)